▪ EX-99.1.
Results of 40thOrdinary General Meeting of Shareholders
1. Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 40th Fiscal Year

-	Total Assets (KRW)	30,492,798 million
-	Total Liabilities (KRW)	5,989,566 million
-	Paid-in Capital (KRW)	482,403 million
-	Shareholder’s Equity (KRW)	24,503,232 million
-	Sales (KRW)	22,206,685 million
-	Ordinary Profit (KRW)	4,308,275 million
-	Net Profit (KRW)	3,679,431 million
-	Net Profit per Share (KRW)	48,444
•	Approval of details of Dividend

Details	2007
Annual Dividend per Share(KRW)	10,000
- Year-End Dividend(KRW)	7,500
- Interim Dividend(KRW)	2,500
2. Approval of Election of Directors
2-1. Approval of Independent Non-Executive Director

Date of Birth
Name	Recommended By	Major Experience	Tenure

Ahn, Charles	Jan. 22, 1962	Chairman of the Board,	3 years
	Director Candidate	AhnLab, Inc.
Recommendation
Committee

2-2. Approval of Independent Non-Executive Directors as Audit Committee Members

Date of Birth
Name	Recommended By	Major Experience	Tenure

Sun, Wook	Jan. 24, 1945	CEO, Nong Shim Co., Ltd.	3 Years
Director Candidate
Recommendation
Committee

Park, Sang-Yong	Feb. 21, 1951	Professor,	3 Years
	Director Candidate	Yonsei University
Recommendation
Committee
2-3. Approval of Executive Director

Date of Birth
Name	Recommended By	Major Experience	Tenure

Choi, Jong-Tae	Sep. 20, 1949	Senior Executive	3 years
	Board of Directors	Vice President,
(Chief Staff Officer)
POSCO
3. Approval of the Ceiling Amount of Total Remuneration for Directors in the 41st Fiscal Year
•	The Limit of Total Remuneration in the 41st fiscal year: KRW 6.0 billion